# SEC Schedule 13D/A (Amendment No. 54) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dolby Laboratories, Inc., CIK 0001308547
CUSIP: 25659T107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1275 Market Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0001193125-20-078952
Filed by CIK 0001537372
Persons authorized to receive notices and communications: Andy Sherman, Esq., 1275 Market Street, San Francisco, California (CA), 94103, (415) 558-0200

## Reporting persons
- Dagmar Dolby (CIK 0001537372): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 32,884,404; sole dispositive power 35,097,733; shared dispositive power 204,125; aggregate amount beneficially owned 35,301,858 (36.6% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Row 8 consist of (i) 100,625 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the "Dagmar Dolby Fund"), (ii) 103,500 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund, a California nonprofit public benefit corporation (the "Ray Dolby Legacy Fund"), (iii) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the "Marital Trust"), and (iv) 8,572,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the "Dagmar Dolby Trust"). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared voting power over all 100,625 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Dagmar Dolby Fund's board of directors. Dagmar Dolby, as one of three directors of the Ray Dolby Legacy Fund, has shared voting power over all 103,500 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Ray Dolby Legacy Fund's board of directors. David E. Dolby, Dagmar Dolby's son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
  
  The shares set forth in Row 9 consist of (i) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (ii) 8,572,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (iii) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the "Ray Dolby 2002 Trust A"), (iv) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the "Ray Dolby 2002 Trust B"), (v) 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC ("Dolby Holdings II"), (vi) 350,000 shares of Class B Common Stock held of record by Dolby Holdings III LLC ("Dolby Holdings III"), and (vii) 403,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B, dated March 23, 2016 (the "Dagmar Dolby 2016 Trust B"). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. Dagmar Dolby and David E. Dolby, Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby's son, is the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A. David E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II and Dolby Holdings III as the Manager of each, each of Thomas E. Dolby and David E. Dolby has sole voting power over 50% of the shares held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II, and David E. Dolby has sole voting power over all of the shares held of record by Dolby Holdings III as a Special Manager of Dolby Holdings III. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
  
  The shares set forth in Row 10 consist of 100,625 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared voting power over all 100,625 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Dagmar Dolby Fund's board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
  
  The shares set forth in Row 10 also consist of 103,500 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund. Dagmar Dolby, as one of three directors of the Ray Dolby Legacy Fund, has shared voting power over all 103,500 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Ray Dolby Legacy Fund's board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 36.7%. Dagmar Dolby's percentage ownership of Class B Common Stock is 99.8%.
  
  The shares set forth in Row 11 represent 85.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 79.2% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 24,108,162; sole dispositive power 24,108,162; shared dispositive power 0; aggregate amount beneficially owned 24,108,162 (25% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 8, 9 and 11 consist of 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby's son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 28.3%. The Marital Trust's percentage ownership of Class B Common Stock is 68.5%.
  
  The shares set forth in Row 11 represent 58.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (CIK 0001598813): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,572,117; sole dispositive power 8,572,117; shared dispositive power 0; aggregate amount beneficially owned 8,572,117 (8.9% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 8, 9 and 11 consist of 8,572,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby's son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 12.3%. The Dagmar Dolby Trust's percentage ownership of Class B Common Stock is 24.4%.
  
  The shares set forth in Row 11 represent 20.8% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (CIK 0001316241): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 160,592; shared dispositive power 0; aggregate amount beneficially owned 160,592 (0.2% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 9 and 11 consist of 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby's son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole voting power over the shares held of record by the Ray Dolby 2002 Trust A.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 0.3%. The Ray Dolby 2002 Trust A's percentage ownership of Class B Common Stock is 0.5%.
  
  The shares set forth in Row 11 represent 0.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 463,262; shared dispositive power 0; aggregate amount beneficially owned 463,262 (0.5% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 9 and 11 consist of 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby's son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole voting power over the shares held of record by the Ray Dolby 2002 Trust B.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 0.8%. The Ray Dolby 2002 Trust B's percentage ownership of Class B Common Stock is 1.3%.
  
  The shares set forth in Row 11 represent 1.1% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dolby Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,040,000; sole dispositive power 0; shared dispositive power 1,040,000; aggregate amount beneficially owned 1,040,000 (1.1% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 8, 10 and 11 consist of 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II. Each of Thomas E. Dolby and David E. Dolby, Dagmar Dolby's sons, has sole voting power over 50% of the shares held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dolby Holdings II is 1.7%. Dolby Holdings II's percentage ownership of Class B Common Stock is 3.0%.
  
  The shares set forth in Row 11 represent 2.5% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dolby Holdings III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (0.4% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 8, 10 and 11 consist of 350,000 shares of Class B Common Stock held of record by Dolby Holdings III. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings III as the Manager of Dolby Holdings III. David E. Dolby, Dagmar Dolby's son, has sole voting power over the shares held of record by Dolby Holdings III as the Special Manager of Dolby Holdings III.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dolby Holdings III is 0.6%. Dolby Holdings III's percentage ownership of Class B Common Stock is 1.0%.
  
  The shares set forth in Row 11 represents 0.8% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B dated March 23, 2016: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 403,600; shared dispositive power 0; aggregate amount beneficially owned 403,600 (0.4% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 9 and 11 consist of 403,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B. David E. Dolby, Dagmar Dolby's son, is the Special Trustee of the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust B, and David E. Dolby has sole voting power over the shares held of record by the Dagmar Dolby 2016 Trust B.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2016 Trust B is 0.7%. The Dagmar Dolby 2016 Trust B's percentage ownership of Class B Common Stock is 1.1%.
  
  The shares set forth in Row 11 represent 1.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- Thomas E. Dolby (CIK 0001538127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 650,592; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 680,592 (0.7% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Rows 7 and 11 consist of (i) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, and (ii) 520,000 shares of Class B Common Stock held of record by Dolby Holdings II. Dagmar Dolby, Thomas E. Dolby's mother, is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2002 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II, and Thomas E. Dolby has sole voting power over 50% of the 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 1.1%. Thomas E. Dolby's percentage ownership of Class B Common Stock is 1.9%.
  
  The shares set forth in Row 11 represent 1.6% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.
- David E. Dolby (CIK 0001511370): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,822,532; shared voting power 32,680,279; sole dispositive power 85,670; shared dispositive power 0; aggregate amount beneficially owned 34,502,811 (35.8% of the class)
  Comment: The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
  
  The shares set forth in Row 7 consist of (i) 82,718 shares of Class A Common Stock held of record by David E. Dolby, (ii) 2,952 shares of Class A Common Stock issuable to David E. Dolby upon the vesting of restricted stock units within 60 days of January 24, 2025, (iii) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 520,000 shares of Class B Common Stock held of record by Dolby Holdings II, (v) 350,000 shares of Class B Common Stock held of record by Dolby Holdings III, and (vi) 403,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B. Dagmar Dolby, David E. Dolby's mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. David E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II and Dolby Holdings III as the Manager of each, and David E. Dolby has sole voting power over 50% of the 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II and all of the 350,000 shares of Class Common Stock held of record by Dolby Holdings III, as Special Manager of each. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
  
  The shares set forth in Row 8 consist of (i) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 8,572,117shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
  
  The shares set forth in Row 9 consist of (i) 82,718 shares of Class A Common Stock held of record by David E. Dolby, and (ii) 2,952 shares of Class A Common Stock issuable to David E. Dolby upon the vesting of restricted stock units within 60 days of January 24, 2025.
  
  The percentage set forth in Row 13 represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 36.1%. David E. Dolby's percentage ownership of Class B Common Stock is 97.9%.
  
  The shares set forth in Row 11 represent 83.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
  
  The percentage set forth in Row 13 is based on 61,206,298 shares of Class A Common Stock and 35,170,779 shares of Class B Common Stock outstanding on January 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Dolby Laboratories, Inc.
Address of issuer's principal executive offices: 1275 Market Street, San Francisco, California (CA), 94103
Comment:
This Amendment No. 54 to Schedule 13D (this "Amendment") amends the Schedule 13D initially filed with the Commission on December 27, 2011 (as subsequently amended prior to the date hereof, the "Statement"). This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) Dolby Holdings II, (ix) Dolby Holdings III, and (x) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B (collectively, the "Reporting Persons"), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), and the Class B Common Stock, $0.001 par value per share (the "Class B Common Stock"), of Dolby Laboratories, Inc., a Delaware corporation (the "Company").

This Amendment No. 54 is being filed to report the current percentage of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act) beneficially owned by the Reporting Persons, and reflects, as of January 24, 2025, a decrease of more than one percent of the outstanding shares of Class A Common Stock that the Reporting Persons beneficially own, or may be deemed to beneficially own, as reported in the most recently filed Statement. Except as set forth herein, this Amendment does not supplement, restate or amend any of the information disclosed in the Statement. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction: There was a decrease in the Reporting Persons' beneficial holdings of more than one percent of the outstanding shares of Class A Common Stock resulting from the gifting of (i) 58,325 shares of Class A Common Stock beneficially owned by the Dagmar Dolby Fund, (ii) 46,500 shares of Class A Common Stock beneficially owned by the Ray Dolby Legacy Fund, and (iii) 915,000 shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust (together with (i) and (ii), the "Transfers"). The Transfers were effected solely for charitable gifting and planning purposes, and were transfers for no value without the payment or receipt of any funds or other consideration by the Reporting Persons in exchange therefor.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Subsection (c) of Item 5 is amended by adding the following at the end thereof:

The information set forth in Item 4 regarding the Transfers is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

Exhibit 2: Power of Attorney - Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3: Power of Attorney - Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4: Power of Attorney - David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5: Power of Attorney - Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6: Power of Attorney - Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7: Power of Attorney - Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8: Power of Attorney - Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9: Power of Attorney - Dolby Holdings II (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10: Power of Attorney - Dolby Holdings III (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 29, 2018).

Exhibit 11: Power of Attorney - Dagmar Dolby 2016 Trust B (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on February 28, 2018).

## Signatures
- Dagmar Dolby: /s/ Patrick McCabe, Dagmar Dolby (02/03/2025)
- Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999: /s/ Patrick McCabe, Dagmar Dolby, Trustee (02/03/2025)
- Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999: /s/ Patrick McCabe, Dagmar Dolby, Trustee (02/03/2025)
- Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002: /s/ Patrick McCabe, Dagmar Dolby, Trustee (02/03/2025)
- Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002: /s/ Patrick McCabe, Dagmar Dolby, Trustee (02/03/2025)
- Dolby Holdings II LLC: /s/ Patrick McCabe, Dagmar Dolby, Manager (02/03/2025)
- Dolby Holdings III LLC: /s/ Patrick McCabe, Dagmar Dolby, Manager (02/03/2025)
- Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B dated March 23, 2016: /s/ Patrick McCabe, Dagmar Dolby, Trustee (02/03/2025)
- Thomas E. Dolby: /s/ Patrick McCabe, Thomas E. Dolby (02/03/2025)
- David E. Dolby: /s/ Patrick McCabe, David E. Dolby (02/03/2025)
Comment: Patrick McCabe, on behalf of Shartsis Friese LLP, as Attorney-in-Fact